# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

# FORM C

## UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐      Form C/A: Amendment to Offering Statement
     ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☒ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

***Name of issuer***
Gryphon Online Safety, Inc.

***Legal status of issuer***

       ***Form***
       C-Corporation

       ***Jurisdiction of Incorporation/Organization***
       Delaware

       ***Date of organization***
       January 30, 2014

***Physical address of issuer***
10531 S Commons Dr., #635, San Diego, CA 92127

***Website of issuer***
https://www.gryphonconnect.com/

***Current number of employees***
5

| | Most recent fiscal year-end | Prior fiscal year-end |
|---|---|---|
| **Total Assets** | $467,430 | $197,422 |
| **Cash & Cash Equivalents** | $177,308 | $156,683 |
| **Accounts Receivable** | $0 | $0 |
| **Short-term Debt** | $82,837 | $72,545 |
| **Long-term Debt** | $645,475 | $214,000 |
| **Revenues/Sales** | $0 | $0 |
| **Cost of Goods Sold** | $0 | $0 |
| **Taxes Paid** | $0 | $0 |
| **Net Income** | -$178,509 | -$157,811 |

**Gryphon Online Safety, Inc.**
**Annual Report**
**(Exhibit A to Form C-AR)**
**April 25, 2018**

# GRYPHON

**This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.**

## SUMMARY

Gryphon Online Safety, Inc. (the "Company") is a Delaware Corporation that was initially formed as Delaware limited liability company under the name Gryphon Innovations, LLC on January 30, 2014. The Company converted into a corporation on June 19, 2014.

The Company is located at 10531 S Commons Dr., #635, San Diego, CA 92127.

The Company's website is https://www.gryphonconnect.com/.

The Company, having sold Crowd Notes pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2017. We have filed this report as of April 30, 2018, and the report may be found on the company's website at www.gryphonconnect.com/investor.

The company currently has 5 employees.

## RISK FACTORS

***The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.***

### Risks Related to the Company's Business and Industry

***There are existing companies in the Wi-Fi protection space that could introduce similar or enhance existing services.*** Other competitors that have significant funding may be able to cross sell products and services to its customers. If a larger, better funded company markets or creates a comparable service at a lower price point or with better features, the Company could be negatively impacted.

***The Company's projections are based on new revenue and distribution channels.*** There is limited revenue and pricing visibility given the Company has only done pre-orders on Kickstarter and IndieGogo to date. Additionally, the Company is targeting new and unproven markets with its managed Wi-Fi protection product, which introduces unknowns, such as customer adoption and demand. There is no guarantee these forecasts will come to fruition and the Company may struggle to achieve expected projections.

***The Company uses Qualcomm and Gemtek for components and supply chain/manufacturing respectively.*** Heavy reliance on a single supplier and manufacturer poses risks of shortages, price increases, changes, delay and other issues that could disrupt and adversely affect its business.

***The development and commercialization of our products and services is highly competitive.*** We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

***Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our website, or otherwise communicate and interact with us.*** We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

***An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.*** Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent

remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

***We may not be successful in obtaining issued patents.*** Our success depends significantly on our ability to obtain, maintain and protect our proprietary rights to the technologies used in our services. We have filed multiple provisional patent applications, as detailed under "Business - Intellectual Property". Filing a provisional patent application only indicates that we are pursuing protection, but the scope of protection, or whether a patent will even be granted, is still undetermined. We are not currently protected from our competitors. Moreover, any patents issued to us may be challenged, invalidated, found unenforceable or circumvented in the future. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

***We rely on various intellectual property rights, including patents and trademarks in order to operate our business.***
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

***We have not prepared any audited financial statements.***
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

***We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.***
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

***Our business could be negatively impacted by cyber security threats, attacks and other disruptions.*** Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate

our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

***The Company has not filed a Form D for its offerings of convertible notes in 2016 and 2017.*** The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

***If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.*** To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

## BUSINESS

### Description of the Business

Gryphon offers a cloud managed network based protection service platform that's powerful yet simple. The platform involves an elegant high performance WiFi router system, a simple to use App, and machine learning that will continuously improve over time and usage.

The platform is simple to setup and use because there is no additional software that need to be installed on the end devices. The protection works at the network layer to block unwanted content, malware, and intrusions for any connected device on the network.

Gryphon is not only suitable for families, but also for small businesses by protecting their valuable data from cyber attacks and preserving productivity through blocking inappropriate content while at work. Because the solution can be set up in just minutes without an IT manager or expensive and complicated hardware, small businesses can now afford enterprise level protection for their network.

### Business Plan

Gryphon's business model is network protection as a service. In the short term, revenue is expected through product sales and monthly/annual subscriptions. Primary sales channels will be online distribution via Amazon and Gryphon's website. Long term, the Gryphon's network security service platform software can be licensed to hardware manufacturers or network operators. We also feel that the IP we generate can be a source of revenue as it applies to networks outside of homes or small businesses.

### The Company's Products and/or Services

| Product / Service | Description | Current Market |
|---|---|---|
| Secure WiFi router | Gryphon is a secure WiFi router using AI based learning to make the Internet a safer place for our kids | Consumers with children. Small and medium businesses |

| | and all our connected devices. All security is built into the router so there is nothing to install on each device. Gryphon comes with an app for real time management of all your connected devices and allows you to collaborate with other parents on website approval ratings. | |
|---|---|---|

We have no new products in development.

We have offered our products through Online retailers like Amazon, Also through pre-order platforms such as Indiegogo, and Kickstarter

**Competition**
The markets for the Company's products and services are highly competitive and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and rapid technological advances that have substantially increased the capabilities and use of mobile communication and media devices, personal computers and other digital electronic devices. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, a strong third-party software and accessories ecosystem, marketing and distribution capability, service and support and corporate reputation.

**Customer Base**
The Company's customers are primarily consumer families with children as well as small and medium size businesses.

**Intellectual Property**
The Company is dependent on the following intellectual property:

*Trademarks*

| Application or Registration # | Goods / Services | Mark | File Date | Grant Date | Country |
|---|---|---|---|---|---|
| 5331039 | Computer application software for mobile phones, namely, software for managing wireless routers; Wireless routers. | GRYPHON | September 14, 2016 | November 7, 2017 | United States |

*Patents*

| Application or Registration # | Title | File Date/Filing Receipt Date | Grant Date | Country |
|---|---|---|---|---|
| 14/737,490* | SYSTEM AND METHOD FOR MANAGING, CONTROLLING AND CONFIGURING AN INTELLIGENT | June 12, 2015 | Not Applicable | United States |

| | PARENTAL CONTROL FILTER | | | |
|---|---|---|---|---|
| 62432700* | METHOD OF PROTECTING NETWORKED SMART DEVICES (INTERNET OF THINGS) FROM MALICIOUS INTRUSIONS BY ANOMALY DETECTION SYSTEM | December 12, 2016 | Not Applicable | United States |
| 62346566* | UNIQUE METHOD OF NOTIFICATION AND CONTROL OF A ROUTER/BRIDGE WITH PARENTAL CONTROL | June 7, 2016 | Not Applicable | United States |
| 62300809* | METHOD OF RANKING WEB SITES FOR THEIR CONTENT QUALITY AND AGE APPROPRIATENESS, USING INPUT FROM COMMUNITY, SOCIAL NETWORK AND APPLYING ONE OR MORE OTHER SELF-LEARNING TECHNIQUES | February 27, 2016 | Not Applicable | United States |
| 29572979* | WIRELESS ROUTER DESIGN (Ornamental) | August 2, 2016 | Not Applicable | United States |

*Each of the above are provisional patent applications. We have not received any issued patents. Filing a provisional patent application in no way guarantees that we will receive any issued patents. Filing a provisional patent appliation only indicates that we are pursuing protection, but the scope of protection, or whether a patent will be granted, is still undetermined.

**Litigation**
None

**Other**
The Company's principal address is 10531 S Commons Dr., #635, San Diego, CA 92127

The Company has the following additional addresses:

The Company conducts business in California.

**DIRECTORS, OFFICERS, AND MANAGERS**

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

*Name*
John Wu

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*
CEO (August 2016 - present)

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*
Vice President - Advanced Engineering and MiFi Labs, Novatel Wireless, Inc. (June 2014 - August 2016)

*Name*
Arup Bhattacharya

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*
CTO (January 2016 - present)

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*
Senior Director - Software, MiFi and M2M/IoT, Novatel Wireless, Inc. (December 2010 - August 2015)

*Name*
Binu Johnson

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*
Chief Software Architect, (April, 2016 - Present)

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*
CTO, Tech Joint (September 2015 - Present)
Senior Software Manager, Novatel Wireless, Inc. (April 2012- August 2015)

*Indemnification*
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

**Employees**
The Company currently has 5 employees in California.

**CAPITALIZATION AND OWNERSHIP**

**Capitalization**

The Company has issued the following outstanding Securities:

| Type of security | Common stock |
|---|---|
| **Amount outstanding** | 10,126,000 shares |
| **Voting Rights** | Holders of common stock are entitled to one vote per share held on all matters that come before the stockholders of the Company. |
| **Anti-Dilution Rights** | Not Applicable |

| | |
|---|---|
| **How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF** | The holders of common stock vote on all matters that come before the stockholders of the Company and thus will have the ability to control the circumstances in which corporate actions or future capital raising will result in the conversion of the Crowd Notes. |
| **Percentage ownership of the Company by the holders of such Securities prior to the Offering** | 100% |

| | |
|---|---|
| **Type of security** | Convertible Notes |
| **Amount outstanding** | $456,493.15 |
| **Voting Rights** | Not Applicable |
| **Anti-Dilution Rights** | Not Applicable |
| **How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF** | Not Applicable |
| **Percentage ownership of the Company by the holders of such Securities prior to the Offering** | Not Applicable |
| **Other material terms** | Annual interest rate of 5%. Converts on the next qualified financing event (prior to the repayment date of June 30, 2021) in which the Company raises at least $3,000,000, on which the notes would automatically convert at a price equal to the lower of a) a $7,500,000 valuation cap or b) a 25% discount. |

| | |
|---|---|
| **Type of security** | Convertible Note |
| **Amount outstanding** | $2,500 |
| **Voting Rights** | Not Applicable |
| **Anti-Dilution Rights** | Not Applicable |

| | |
|---|---|
| **How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF** | This Note may convert into shares at a lower share price than the Crowd Notes. |
| **Percentage ownership of the Company by the holders of such Securities prior to the Offering** | Not Applicable |
| **Other material terms** | Annual interest rate of 5%. Converts on the next qualified financing event (prior to the repayment date of Jan 23, 2021 in which the Company raises at least $3,000,000, on which the notes would automatically convert at a price equal to the lower of a) a $5,000,000 valuation cap or b) a 0% discount. |

| | |
|---|---|
| **Type of security** | Convertible Notes |
| **Amount outstanding** | $210,000 |
| **Voting Rights** | Not Applicable |
| **Anti-Dilution Rights** | Not Applicable |
| **How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF** | These Notes may convert into shares at a lower share price than the Crowd Notes. |
| **Percentage ownership of the Company by the holders of such Securities prior to the Offering** | Not Applicable |
| **Other material terms** | Annual interest rate of 5%. Converts on the next qualified financing event (prior to the repayment date of June 30, 2021) in which the Company raises at least $500,000, on which the notes would automatically convert at a price equal to the lower of a) a $5,000,000 valuation cap or b) a 20% discount. |

| | |
|---|---|
| **Type of security** | Convertible Notes |
| **Amount outstanding** | $200,000 |

| | |
|---|---|
| **Voting Rights** | Not Applicable |
| **Anti-Dilution Rights** | Not Applicable |
| **How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF** | These Notes may convert into shares at a lower share price than the Crowd Notes. |
| **Percentage ownership of the Company by the holders of such Securities prior to the Offering** | Not Applicable |
| **Other material terms** | Annual interest rate of 5%. Converts on the next qualified financing event (prior to the repayment date of June, 30, 2021) in which the Company raises at least $500,000, on which the notes would automatically convert at a price equal to the lower of a) a $7,500,000 valuation cap or b) a 25% discount. |

| | |
|---|---|
| **Type of security** | Convertible Note |
| **Amount outstanding** | $40,000 |
| **Voting Rights** | Not Applicable |
| **Anti-Dilution Rights** | Not Applicable |
| **How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF** | These Notes may convert into shares at a lower share price than the Crowd Notes. |
| **Percentage ownership of the Company by the holders of such Securities prior to the Offering** | Not Applicable |

| Other material terms | Annual interest rate of 5%. Converts on the next qualified financing event (prior to the repayment date of August 15, 2021) in which the Company raises at least $3,000,000, on which the notes would automatically convert at a price equal to the lower of a) a $3,750,000 valuation cap or b) a 25% discount. In a sale of the Company entitled to 1.5X. |
|---|---|

In 2018 the company issued Crowd Notes for a total of approximately $920,389 in reliance on 506(c) of Regulation D and Regulation CF. The proceeds of the offering were used for research and development, marketing, sales, and general and administrative expenses. The company also issued Crowd Notes in the amount of $29,207.50 to SI Securities, LLC, as placement agent and intermediary for the offering.

The Crowd Notes convert in the following circumstances:
- If a "corporate transaction" (such as the sale of the company) occurs prior to a "qualified equity financing" (which is a Preferred Stock financing raising more than $1 million).
- Once a "qualified equity financing" occurs, the notes may be converted thereafter if the company chooses, or if a corporate transaction occurs.

However, investors who invested $50,000 or greater will be considered "Major Investors" under the Crowd Note and if there is a qualified equity financing, notes held by those investors will convert at that time. In the future, these investors may be entitled to greater voting and inspection rights than investors who invest less than $50,000.

The price at which the Crowd Notes sold in this offering will convert will be:

- At a discount of 25% to the price in the qualified equity financing, subject to a $7.5 million valuation cap, if the conversion takes place after the qualified equity financing; or
- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue at an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes will convert will have more limited voting and information rights than those to be issued to major investors on conversion.

**Ownership**
A majority of the Company is owned by a few people/entities. Those people are John Wu and Arup Bhattacharya.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Percentage Owned Prior to Offering |
|---|---|
| John Wu | 41.5% |
| Arup Bhattacharya | 39.5% |

**FINANCIAL INFORMATION**

**Our certified financial statements can be found in Exhibit B to this Form C-AR. The financial statements were not reviewed by a CPA and were not audited.**

### Operations

As of December 31, 2017, the company recorded net revenue of $0 and total operating expenses of $158,662, for a net income of $178,509. The company's operating expenses consisted, among other items, of marketing, production and development, and travel.

### Liquidity and Capital Resources

The Company has incurred losses from inception of approximately $357,132 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow.

### Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

### Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: the Company issued two convertible promissory notes to shareholders of the Company totaling $153,000.

### Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

### OTHER INFORMATION

### Bad Actor Disclosure

None

### Regulation CF Compliance

Neither the Company nor any or its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ John Wu
_____
(Signature)

John Wu
_____
(Issuer)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ John Wu
_____
(Signature)

John Wu
_____
(Name)

CEO
_____
(Title)

4/30/2018
_____
(Date)

/s/ Arup Bhattacharya
_____
(Signature)

Arup Bhattacharya
_____
(Name)

CTO
_____
(Title)

4/30/2018
_____
(Date)

*Instructions.*

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2.      The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, John Wu, certify that the financial statements of Gryphon Online Safety, Inc. included in this Form are true and complete in all material respects.

John Wu, CEO

April, 28, 2018

**GRYPHON ONLINE SAFETY, INC.**
A Delaware Corporation


Financial Statements (Unaudited) and
Independent Accountants' Compilation Report


December 31, 2017 and 2016

**GRYPHON ONLINE SAFETY, INC.**

Years Ended December 31, 2017 and 2016

Table of Contents



INDEPENDENT ACCOUNTANTS' COMPILATION REPORT



To Management of Gryphon Online Safety, Inc.
10265 Prairie Springs Road
San Diego, CA 92127

Management is responsible for the accompanying financial statements of Gryphon Online Safety, Inc. ("the Company"), which comprise the balance sheet as of December 31, 2017, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

As disclosed in Note 5 of the financial statement, the Company has not generated sufficient revenues to date, relies on outside sources to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

**Members of:**
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

*Fruci & Associates II, PLLC*

Spokane, WA
April 27, 2018

## GRYPHON ONLINE SAFETY, INC.
BALANCE SHEETS
(unaudited)
As of December 31, 2017 and 2016

| | 2017 | 2016 |
|---|---|---|
| **Assets** | | |
| Current assets | | |
| Cash and cash equivalents | $ 177,308 | $ 156,683 |
| Total current assets | 177,308 | 156,683 |
| Intangible assets, net | 284,122 | 40,739 |
| Total assets | $ 461,430 | $ 197,422 |
| **Liabilities and stockholders' equity** | | |
| Current liabilities | | |
| Accounts payable and accrued expenses | $ - | $ 18,813 |
| Accrued interest | 19,847 | - |
| Deferred revenue | 62,990 | 53,732 |
| Total current liabilities | 82,837 | 72,545 |
| Convertible notes payable | 645,475 | 214,000 |
| Total liabilities | 728,312 | 286,545 |
| Commitments & Contingencies | - | - |
| **Stockholders' equity** | | |
| Common stock, 10,126,000 and 10,001,000 shares issued and outstanding at December 31, 2017 and 2016, respectively | 1,013 | 1,000 |
| Additional paid-in capital | 89,737 | 89,000 |
| Accumulated deficit | (357,632) | (179,123) |
| Total stockholders' equity | (266,882) | (89,123) |
| Total liabilities and stockholders' equity | $ 461,430 | $ 197,422 |

See accountants' compilation report and accompanying notes to the financial statements.

# GRYPHON ONLINE SAFETY, INC.
## STATEMENTS OF OPERATIONS
### (unaudited)
### For the years ended December 31, 2017 and 2016

|  | 2017 | 2016 |
|---|---|---|
| Revenue | $ - | $ - |
| Operating expenses |  |  |
|   Marketing expenses | 47,564 | 61,349 |
|   Production and development expenses | 37,473 | 60,784 |
|   Travel | 26,623 | 6,867 |
|   General and administrative | 26,127 | 21,928 |
|   Professional fees | 20,875 | 4,311 |
|   Depreciation and amortization | - | 2,572 |
| Total operating expenses | 158,662 | 157,811 |
| Interest Expense | 19,847 | - |
| Net loss Before Income Tax | (178,509) | (157,811) |
| Provision for Income Tax | - | - |
| Net loss | $ (178,509) | $ (157,811) |

See accountants' compilation report and accompanying notes to the financial statements.

**GRYPHON ONLINE SAFETY, INC.**

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(unaudited)

For the years ended December 31, 2017 and 2016

| | Common Stock | | Additional Paid-in Capital | Accumulated Deficit | Total Stockholders' Equity |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| **Balance on December 31, 2015** | **7,500,000** | **$ 750** | **$ 29,250** | **$ (21,312)** | **$ 8,688** |
| Additional capital contributions | | | 45,000 | | 45,000 |
| Common stock issued for cash | 2,500,000 | 250 | 14,750 | | 15,000 |
| Options Exercised | 1,000 | 0 | | | 0 |
| Net loss | | | | (157,811) | (157,811) |
| **Balance on December 31, 2016** | **10,001,000** | **1,000** | **89,000** | **(179,123)** | **(89,123)** |
| Common stock issued for services | 125,000 | 13 | 737 | | 750 |
| Net Loss | | | | (178,509) | (178,509) |
| **Balance on December 31, 2017** | **10,126,000** | **$ 1,013** | **$ 89,737** | **$ (357,632)** | **$ (266,882)** |

See accountants' compilation report and accompanying notes to the financial statements.

4

# GRYPHON ONLINE SAFETY, INC.
STATEMENTS OF CASH FLOWS
(unaudited)
For the years ended December 31, 2017 and 2016

|  | 2017 | 2016 |
|---|---|---|
| Cash flows from operating activities |  |  |
| Net loss | $ (178,509) | $ (157,811) |
| Adjustments to reconcile net loss to net cash used by operating activities: |  |  |
| Depreciation and amortization | - | 2,572 |
| Shares issued for services | 750 | - |
| Changes in operating assets and liabilities: |  |  |
| Accounts payable and accrued expenses | (18,813) | 18,813 |
| Accrued interest | 19,847 | - |
| Deferred revenue | 9,258 | 53,732 |
| Net cash used by operating activities | (167,467) | (82,694) |
|  |  |  |
| Cash flows from investing activities |  |  |
| Payments for the purchase of intangible assets | (243,383) | (42,883) |
| Net cash used by investing activities | (243,383) | (42,883) |
|  |  |  |
| Cash flows from financing activities |  |  |
| Funds from issuances of convertible notes | 431,475 | 214,000 |
| Funds from additional stockholder contributions | - | 45,000 |
| Funds from issuance of common stock | - | 15,000 |
| Net cash provided by financing activities | 431,475 | 274,000 |
|  |  |  |
| Net decrease in cash and cash equivalents | 20,625 | 148,423 |
| Cash and cash equivalents, beginning | 156,683 | 8,260 |
| Cash and cash equivalents, ending | $ 177,308 | $ 156,683 |

## NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Gryphon Online Safety, Inc. ("the Company") is a Delaware corporation headquartered in San Diego, California, that provides a WiFi router and software which utilizes artificial intelligence based learning to make the internet a safer place for children, and all connected devices. The router comes with a mobile application for real time management of all connected devices and allows collaboration with others.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").  In the opinion of management, all adjustments considered necessary for a fair presentation have been included.  All such adjustments are normal and recurring in nature.  The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs

The Company's advertising costs are expensed as incurred.  During the years ended December 31, 2017 and 2016, the Company recognized $7,182 and $15,000 in advertising costs, respectively, recorded under the heading 'Marketing expenses' in the statements of operations.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

The Company primarily records revenue from the sale of its WiFi routers and use of security software. Use of security software is contracted on an annual basis, and is recognized on a monthly basis, with the option to prepay for an annual contract.  Amounts received for prepayments are recorded as deferred revenue and recognized as revenue on a monthly basis over the term of the contract. As of December 31, 2017 and 2016, the Company has not recognized revenue associated with sales of its WiFi router or its security service. The Company received preorders for its product and services totaling $62,990 and $53,732 at December 31, 2017 and 2016, respectively, which are recorded under the heading 'Deferred revenue' in the balance sheets.

Property & Equipment

Property & equipment is recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2017 or 2016.

Depreciation expense for the years ended December 31, 2017 and 2016, was $0 and $428, respectively.

Intangibles

Intangible assets purchased or developed by the Company are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2017 or 2016.

Costs for internally developed software to be marketed to outside users are recorded pursuant to ASC Section 985 *Software*. Research and development costs prior to attaining 'technological feasibility' are expensed as incurred. Costs incurred thereafter to develop final product are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of internally-developed software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2017 or 2016.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

*Level 1* - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

*Level 2* - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

*Level 3* - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017 and 2016, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits.

Deferred Revenue

Deferred revenue consists of cash received from customers as prepayments of WiFi routers and associated security software yet to be delivered. Revenue from the prepayments will be recognized both upon delivery of WiFi routers as well as monthly over the contractual term for annual subscriptions.

Income Taxes

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitations of three years from the due date of the return. As such, all tax years are open since the Company's inception. The stockholders of the Company have elected to be taxed under the provisions of subchapter S of the IRS. In lieu of corporate income taxes, the stockholders of an S corporation are taxed on their proportionate shares of the Company's taxable income.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through April 27, 2018, the date these financial statements were available to be issued.

On January 22, 2018, the Company issued stock options to purchase 50,000 shares of common stock at an exercise price of $0.02, and expiring 10 years form the grant date.

**NOTE 2 – INTANGIBLE ASSETS (NET)**

Intangible assets consist of the following at December 31:

|  | 2017 | 2016 |
|---|---|---|
| Software | $ 286,266 | $ 42,883 |
| Other intangible assets | 447 | 447 |
|  | 286,713 | 43,330 |
| Accumulated amortization | (2,591) | (2,591) |
| Intangible assets, net | $ 284,122 | $ 40,739 |

Amortization expense for the years ended December 31, 2017 and 2016, was $0 and $2,144, respectively.

## NOTE 3 – CONVERTIBLE NOTES PAYABLE

During 2017 and 2016, the Company received cash proceeds of $381,475 and $214,000, respectively, from issuance of convertible promissory notes. The notes bear interest at 5% per annum, and mature between June 2021 and April 2022. Upon maturity, all principal and accrued interest becomes due and payable in cash. Outstanding balances for one note issued during 2017, totaling $26,000, and for two notes issued during 2016, totaling $174,000, may be converted upon the following:

1. Upon the Company receiving cash of no less than $500,000 for the sale of the Company's shares ("Qualified Financing"), outstanding principal and accrued interest will be automatically converted into shares of Company's stock at a price of the lower of 80% of the price paid for the shares as part of the Qualified Financing, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements.

2. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold at least 50% of the voting power of the Company), the holder may elect to convert outstanding principal and accrued interest into common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements, or receive cash settlement.

3. Upon maturity, holders may elect to convert outstanding principal and accrued interest to common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined by the individual agreements, or receive cash settlement.

Outstanding balances for eleven notes issued during 2017, totaling $402,975, and one note issued during 2016, totaling $40,000, may be converted upon the following:

1. Upon the Company receiving cash of no less than $3,000,000 for the sale of the Company's shares ("Qualified Financing"), outstanding principal and accrued interest will be automatically converted into shares of Company stock at a price of the lower of 65%, for notes issued in 2017, or 75%, for notes issued in 2016, of the price paid for the shares as part of the Qualified Financing, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreement.

2. Upon maturity, holders may elect to convert outstanding principal and accrued interest into a number of common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements, or receive cash settlement.

Outstanding balance for one note issued during 2017, totaling $2,500, may be converted upon the following:

1. Upon the Company receiving cash of no less than $3,000,000 for the sale of the Company's shares ("Qualified Financing"), outstanding principal and accrued interest will be automatically converted into shares of Company stock at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements.

2. Upon maturity, holders may elect to convert outstanding principal and accrued interest into a number of common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements.

**NOTE 4 – COMMON STOCK**

The Company has 18,000,000, $.0001 par value shares of common stock authorized at December 31, 2017 and 2016.

During the year ended December 31, 2017, the Company issued 125,000 shares of common stock for services, and recognized $750 of stock compensation expense, which was recorded as 'Professional fees' on the statements of operations.

During the year ended December 31, 2017, the Company issued 2,500,000 shares of common stock for cash proceeds of $15,000. Additionally, 1,000 shares of common stock were issued pursuant to exercise of 1,000 stock options.

A summary of option activity for the periods is as follows:

| | Options – Common Share Equivalents | Weighted Average Exercise price | Weighted Average Remaining Contractual life in years |
|---|---|---|---|
| Outstanding December 31, 2015 | 125,000 | - | - |
| Granted | 912,690 | $.24 | 10 |
| Expired | - | - | - |
| Exercised | (1,000) | $.0001 | 10 |
| Outstanding December 31, 2016 | 1,036,690 | $.24 | 9.5 |
| Granted | 255,000 | $.02 | 10 |
| Expired | - | - | - |
| Cancelled | (771,690) | $.44 | 8.9 |
| Exercised | - | - | - |
| Outstanding December 31, 2017 | 520,000 | $.01 | 8.9 |

**NOTE 5 – GOING CONCERN**

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $357,132 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern.  The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow.  The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

**NOTE 6 – RELATED PARTY TRANSACTIONS**

During 2017, the Company issued two convertible promissory notes to shareholders of the Company totaling $153,000. The provisions of these notes are outlined in Note 3 above. There were no promissory notes outstanding to shareholders at December 31, 2016.